UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  FOR THE TRANSITION PERIOD FROM                     TO

COMMISSION FILE NUMBER: 0-9023

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Comdial Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comdial Corporation

106 Cattlemen Road

Sarasota, Florida 34232

COMDIAL CORPORATION 401(K) PLAN

TABLE OF CONTENTS

DECEMBER 31, 2002 AND 2001

Independent Auditors’ Report

To the Administrative Committee

Comdial Corporation 401(k) Plan

Sarasota, Florida

We have audited the accompanying statement of net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2002 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

/s/    Aidman, Piser & Company, P.A.

February 10, 2004

Tampa, Florida

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of

Comdial Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/    Kerkering, Barberio & Co., P.A.

March 24, 2003

Sarasota, Florida

COMDIAL CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:
Investments at fair value:
Common/collective trust	$2,316,347	$2,377,451
Pooled/mutual funds	14,236,727	21,346,964
Comdial Corporation common stock	4,346	16,845

Total investments	16,557,420	23,741,260

Participant loans	22,520	57,032

Total assets	16,579,940	23,798,292

Liabilities:
Accrued expenses	4,588	—

Total liabilities	4,588	—

Net assets available for benefits	$16,575,352	$23,798,292

See notes to financial statements.

COMDIAL CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
Investment income:
Interest and dividends	$435,208

Contributions:
Employer contributions	189,098
Participant contributions	560,495

749,593

Total additions	1,184,801

Deductions from net assets attributed to:
Net depreciation in fair value of investments	2,989,003
Benefits paid to participants	5,407,220
Administrative expenses	11,518

Total deductions	8,407,741

Net decrease	(7,222,940)

Net assets available for benefits:
Beginning of year	23,798,292

End of year	$16,575,352

See notes to financial statements.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.	Plan description:

The following is a summary of major Plan provisions of the Comdial Corporation 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective January 1, 1984, Comdial Corporation (the “Company”) adopted separate Hourly and Salaried Employees Savings and Stock Investment Plans. Effective June 1, 1988, the Hourly Plan was merged into the Salaried Plan and the name was changed to the Comdial Corporation Employees Savings and Stock Investment Plan (the “SSIP”).

Effective January 1, 1989, the SSIP was amended and the name was changed to the Comdial Corporation 401(k) Plan. Pursuant to the stock acquisition of Aurora Systems, Inc. by the Company, the Aurora Systems, Inc. 401(k) Profit Sharing Plan was merged into the Plan effective August 1, 1996. The Plan was further amended and restated on January 1, 1997 and January 1, 2001.

Participants:

The Plan is a defined contribution plan covering all full-time and part-time employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants may contribute from 1% up to 17% (in whole percentages) of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company provides matching contributions of 50% of the first 6% of participant compensation contributed to the Plan. Contributions are subject to certain limitations.

Participant accounts:

The Plan maintains separate participant accounts for SSIP contributions made before January 1, 1989 and 401(k) contributions made January 1, 1989 and thereafter. Each participant’s account is credited with the participant’s contribution and allocations of the employer’s matching contribution, Plan earnings, and administrative expenses. Matching contributions are credited to participant accounts based on participant contributions to the Plan. Allocations of plan earnings and administrative expenses are based on the individual account balance as a percent of total invested assets in each investment fund.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.	Plan description (continued):

Hardship loans:

A participant may receive a hardship loan based on the loan program set forth by the Plan. Loans shall be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five years. A participant can have only one loan outstanding. Loans are secured by the balance in the participant’s account. Current loans bear interest at rates that range from 5.75% to 10.5%.

Vesting:

Participants are vested immediately in their contributions and actual earnings thereon. Participants become vested in employer matching contributions as follows:

Years of Service Completed	Vested Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Additionally, these participants become 100% vested upon normal retirement, early retirement, death, or permanent disability.

Payment of benefits:

The Plan pays benefits in accordance with both 401(k) and SSIP provisions. Vested 401(k) account balances may be paid upon retirement, disability, termination of employment, or death. Participants, or their beneficiaries, may elect to receive lump sum, installment, or annuity payments. Participants may make early hardship withdrawals of 401(k) employee contributions, but not the earnings on these contributions, and vested employer contributions. Hardship withdrawals must be submitted in writing and approved by the Plan administrator.

Participants in the prior SSIP may withdraw SSIP account balances at any time. There are no Internal Revenue Service regulations restricting SSIP withdrawals.

Distributions from the Company Stock Fund under the SSIP provisions may be elected to be made in full shares of stock with fractional shares paid in cash.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.	Plan description (continued):

Forfeitures:

Forfeitures are used to reduce subsequent year’s employer matching contributions. There were $64,416 and $38,341 of forfeitures as of December 31, 2002 and 2001, respectively. No such employer contribution reductions were made in 2002 or 2001. As of December 31, 2002 and 2001, $20,459 of these forfeiture balances were to be allocated to terminated participants (See Note 5).

2.	Summary of accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value determined using the quoted closing or last bid prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:

Benefits due to terminated participants are recorded when processed and approved for payment by the Plan.

Risks and uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

3.	Investments:

During 2002, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows:

Common/collective trust	$—
Pooled/mutual funds	(2,961,920)
Comdial Corporation common stock	(27,083)

($2,989,003)

Investments that represent 5% or more of the net assets available for benefits at December 31, 2002 and 2001 are as follows:

	2002		2001
	Shares	Fair Value	Shares	Fair Value
T. Rowe Price Balanced Fund	208,500	$3,233,833	259,162	$4,532,737
T. Rowe Price Blue Chip Growth Fund	169,909	3,729,513	236,076	6,839,127
T. Rowe Price Equity Income Fund	145,908	2,887,518	188,023	4,446,741
T. Rowe Price Mid-Cap Growth Fund	N/A	N/A	32,039	1,262,349
T. Rowe Price Small Cap Growth Fund	118,822	2,606,963	142,452	3,227,956
T. Rowe Price Stable Value Fund	2,316,347	2,316,347	2,377,451	2,377,451

4.	Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

COMDIAL CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

5.	Partial termination:

During 2002, Comdial concluded that a partial termination occurred with respect to the Plan as a result of terminations in 2000. Pursuant to the requirements of Code section 411(d)(3), all participants affected by the partial termination should have been one hundred percent vested in their accrued benefits as of the date of their termination of employment. Employees terminated due to a partial termination of the Company did not become properly one hundred percent vested in their accrued benefits as required by Code section 411(d)(3). The Company has notified these employees of their additional accrued benefits and has corrected and/or remitted participant account balance shortages.

6.	Party-in-interest transactions:

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these investment transactions qualify as party-in-interest transactions. Fees paid by the Company for the investment management services amounted to $38,920 for the year ended December 31, 2002.

7.	Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Administrative expenses:

Substantially all costs of administering the Plan are borne by the Company. Plan administrative expenses of $38,920 were paid by the Company for the year ended December 31, 2002.

COMDIAL CORPORATION 401(K) PLAN

(Plan number: 005 Employer Identification Number 94-2443673)

Schedule H, Line 4; SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Values	Current Value
		Common collective trust:
*	T. Rowe Price Trust Company	T. Rowe Price Stable Value Fund	$2,316,347

		Pooled/mutual funds:
	T. Rowe Price Trust Company	Morgan Stanley International Equity	106,682
*	T. Rowe Price Trust Company	T. Rowe Price Balanced Fund	3,233,833
*	T. Rowe Price Trust Company	T. Rowe Price Blue Chip Growth Fund	3,729,510
*	T. Rowe Price Trust Company	T. Rowe Price Equity Income Fund	2,887,519
*	T. Rowe Price Trust Company	T. Rowe Price Equity Index 500 Fund	74,106
*	T. Rowe Price Trust Company	T. Rowe Price Mid Cap Growth Fund	809,051
*	T. Rowe Price Trust Company	T. Rowe Price New Horizons Fund	18,581
*	T. Rowe Price Trust Company	T. Rowe Price Small – Cap Value Fund	2,606,963
*	T. Rowe Price Trust Company	T. Rowe Price Spectrum Income Fund	770,482

			14,236,727
		Common stock:
*	T. Rowe Price Trust Company	Comdial Corporation Common Stock	4,346

			16,557,420
		Participant loans:
	Participant loans	Participant loans (Interest rates of 5.75% to 10.50%, maturing no later than 2007)	22,520

		Total	$16,579,940

*	Represents party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMDIAL CORPORATION 401(K) PLAN

Date: March 30, 2004	By:	/s/ Kenneth M. Clinebell

Kenneth M. Clinebell, Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Auditors—Aidman, Piser & Company, P.A.

23.2	Consent of Independent Auditors—Kerkering, Barberio & Co., P.A.